SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Exterran Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
30225N 105
(CUSIP Number)
Donald C. Wayne
16666 Northchase Dr.
Houston, Texas 77060
Telephone: (281) 836-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,167,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		9,167,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	9,167,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 52.3%

14	TYPE OF REPORTING PERSON

	HC; CO

*	Exterran Holdings, Inc. may also be deemed to beneficially own 6,325,000 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the First Amended and Restated Limited Partnership Agreement of Exterran Partners, L.P., as amended (the “Partnership Agreement”), which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran Holdings, Inc. would own 64.9% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran Energy Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,167,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		9,167,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	9,167,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 52.3%

14	TYPE OF REPORTING PERSON

	HC; CO

*	Exterran Energy Corp. may also be deemed to beneficially own 6,325,000 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran Energy Corp. would own 64.9% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran General Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,167,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		9,167,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	9,167,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 52.3%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company

*	Exterran General Holdings LLC may also be deemed to beneficially own 6,325,000 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in Partnership, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran General Holdings LLC would own 64.9% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EES GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,167,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		9,167,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	9,167,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 52.3%

14	TYPE OF REPORTING PERSON

	HC; PN

*	EES GP, L.P. may also be deemed to beneficially own 6,325,000 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, EES GP, L.P. would own 64.9% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran Holdings HL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,167,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		9,167,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	9,167,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 52.3%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company

*	Exterran Holdings HL LLC may also be deemed to beneficially own 6,325,000 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran Holdings HL LLC would own 64.9% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran HL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,167,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		9,167,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	9,167,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 52.3%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company

*	Exterran HL LLC may also be deemed to beneficially own 6,325,000 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran HL LLC would own 64.9% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran Energy Solutions, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,167,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		9,167,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	9,167,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 52.3%

14	TYPE OF REPORTING PERSON

	HC; PN

*	Exterran Energy Solutions, L.P. may also be deemed to beneficially own 6,325,000 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran Energy Solutions, L.P. would own 64.9% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXH MLP LP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,167,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		9,167,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	9,167,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 52.3%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

*	EXH MLP LP LLC also owns 6,325,000 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming conversion of all the subordinated units into common units, EXH MLP LP LLC would own 64.9% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company

*	Exterran GP LLC may be deemed to beneficially own 486,243 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXH GP LP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company

*	EXH GP LP LLC may be deemed to beneficially own 486,243 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON

	PN

*	Exterran General Partner, L.P. owns 486,243 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Exterran Partners, L.P.

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of Exterran Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 16666 Northchase Dr., Houston, Texas 77060.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) Exterran Holdings, Inc., a Delaware corporation (“Exterran Holdings”), (ii) Exterran Energy Corp. (formerly Hanover Compressor Company), a Delaware corporation (“Exterran Energy”), (iii) Exterran General Holdings LLC (formerly Hanover Compression General Holdings, LLC), a Delaware limited liability company (“General Holdings”), (iv) EES GP, L.P., a Delaware limited partnership (“EES GP”), (v) Exterran Holdings HL LLC (formerly Hanover HL Holdings, LLC), a Delaware limited liability company (“Holdings HL”), (vi) Exterran HL LLC (formerly Hanover HL, LLC), a Delaware limited liability company (“Exterran HL”), (vii) Exterran Energy Solutions, L.P., a Delaware limited partnership (“EES”), (viii) EXH MLP LP LLC, a Delaware limited liability company (“MLP LP”), (ix) EXH GP LP LLC, a Delaware limited liability company (“EXH GP”), (x) Exterran GP LLC, a Delaware limited liability company (“Exterran GP”), and (xi) Exterran General Partner, L.P., a Delaware limited partnership (the “General Partner” and, together with Exterran Holdings, Exterran Energy, General Holdings, EES GP, Holdings HL, Exterran HL, EES, MLP LP, EXH GP and Exterran GP, the “Reporting Persons”).
     Exterran Holdings is a publicly traded company. Exterran Holdings is the sole stockholder of Exterran Energy. Exterran Energy is the sole member of General Holdings and of Holdings HL, which is the sole member of Exterran HL. Exterran Energy and General Holdings are the general partner and sole limited partner, respectively, of EES GP. EES GP and Exterran HL are general partner and sole limited partner, respectively, of EES, which is the sole member of MLP LP, EXH GP and Exterran GP. EXH GP and Exterran GP are the sole limited partner and general partner, respectively, of the General Partner. The General Partner is the general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The business address of Holdings HL, Exterran HL, MLP LP and EXH GP is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. The business address of each other Reporting Person 16666 Northchase Dr, Houston, Texas 77060.
     (c) Exterran Holdings, together with its subsidiaries, provides sales, operations, maintenance, fabrication, service and equipment for oil and gas production, processing and transportation applications. The principal business of Exterran Holdings is to be the sole stockholder of Exterran Energy. The principal business of Exterran Energy is to be (a) the sole member of Holdings HL, whose principal business is to be the sole member of Exterran HL, (b) the sole member of General Holdings, whose principal business is to be the sole limited partner of EES GP, and (c) the general partner of EES GP. The principal businesses of EES GP and Exterran HL are to be the general partner and limited partner, respectively, of EES. The principal business of EES is to be an operating company of Exterran Holdings and to hold the equity interests in other entities, including all of the membership interests in MLP LP, EXH GP and Exterran GP. The principal business of MLP LP is to hold common units and subordinated units in the Issuer. The principal businesses of EXH GP and Exterran GP are to be the sole limited partner and general partner, respectively, of the General Partner. The principal business of the General Partner is to be the general partner of the Issuer and manage the business and affairs of the Issuer and to hold the general partner units and incentive distribution rights in the Issuer.
     (d) — (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that in December 2003 Exterran Energy entered into a settlement with the Commission concluding an investigation into the transactions underlying, and other matters relating to, the restatement of Exterran Energy’s financial statements for its fiscal years 1999, 2000, and 2001. Without admitting or denying any of the Commission’s findings, Exterran Energy consented to the entry of a cease and desist order requiring future compliance with certain periodic reporting, record keeping and internal control provisions of the securities laws. The settlement did not impose any monetary penalty on Exterran Energy and required no additional restatements of Exterran Energy’s historical financial statements.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On November 10, 2009, pursuant to a Contribution, Conveyance and Assumption Agreement,
     1. Exterran Holdings and its affiliates engaged in a series of conveyances, contributions and distributions of specified contract operations customer service agreements, together with a fleet of compressor units used to provide compression services under those agreements, to various parties and ultimately to subsidiaries of the Issuer;
     2. The Issuer issued 4,739,927 common units representing limited partner interests in the Issuer to MLP LP (the “Common Units”);
     3. The Issuer issued 96,601 general partner units in the Issuer in consideration of the continuation of the 2.0% general partner interest in the Partnership held by the General Partner (which are in addition to the 258,163 general partner units in the Issuer that were issued to the General Partner at the closing of the Issuer’s initial public offering, the 82,220 general partner units in the Issuer that were issued to the General Partner in connection with the closing of an acquisition of contract operations customer contracts and equipment in July 2007 and the 49,259 general partner units in the Issuer that were issued to the General Partner in connection with the closing of an acquisition of contract operations customer contracts and equipment in July 2008); and
     4. A subsidiary of the Issuer assumed and retired $57.2 million of Exterran Holdings’ debt.
     The subordinated units held by MLP LP, which were issued to MLP LP at the closing of the Issuer’s initial public offering, are convertible into common units of the Issuer on a one-for-one basis upon the termination of the subordination period in accordance with the Issuer’s First Amended and Restated Limited Partnership Agreement, as amended (the “Partnership Agreement”).
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions. The subordinated units owned by MLP LP are convertible into common units of the Issuer on a one-for-one basis upon the termination of the subordination period in accordance with the Partnership Agreement.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) None.
     (b) None.
     (c) None.
     (d) The General Partner is not elected by the Issuer’s unitholders and will not be subject to re-election on a regular basis in the future. The Issuer’s unitholders will also not be entitled to elect the directors of Exterran GP, which is the general partner of the General Partner, or directly or indirectly participate in the Issuer’s management or operation. Under the Amended and Restated Limited Liability Company Agreement of Exterran GP, EES, as the sole member, has the right to elect the members of the board of directors of Exterran GP.
     (e) Exterran Holdings, as indirect owner of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.
     (f) None.
     (g) None.
     (h) None.
     (i) None.

     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.
     The Partnership Agreement is hereby incorporated in its entirety in this Item 4 by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008.
Item 5. Interest in Securities of the Issuer
     (a) (1) Each of Exterran Holdings, Exterran Energy, Holdings HL, General Holdings, EES GP and Exterran HL, as indirect owners of MLP LP, and EES, as direct owner of MLP LP, may be deemed to be the beneficial owner of the 9,167,994 Common Units reported herein, which represents approximately 52.3% of the outstanding common units of the Issuer (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, and there being 17,533,539 common units outstanding as of November 5, 2009). Each of Exterran Holdings, Exterran Energy, Holdings HL, General Holdings, EES GP and Exterran HL, as indirect owners of MLP LP, and EES, as direct owner of MLP LP, also may be deemed to be the beneficial owner of the 6,325,000 subordinated units representing limited partner interests in the Issuer (which represent all of the outstanding subordinated units) held by MLP LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement.
          (2) MLP LP is the record and beneficial owner of the Common Units. MLP LP is also the record and beneficial owner of 6,325,000 subordinated units representing limited partner interests in the Issuer (which represent all of the outstanding subordinated units), which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement.
          (4) Exterran GP and EXH GP, as the general partner and sole limited partner, respectively, of the General Partner, each may be deemed to beneficially own 486,243 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.

          (5) The General Partner does not beneficially own any common units of the issuer. The General Partner owns 486,243 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (6) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in the Common Units during the past 60 days by the Listed Persons
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
     Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.
     The Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right, the conversion of the subordinated units into common units of the Issuer and allocations of profits and losses to the partners.
     Under the Amended and Restated Limited Liability Company Agreement of Exterran GP, EES, as the sole member, has the right to elect the members of the board of directors of Exterran GP, which is the general partner of the General Partner.

     References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Amended and Restated Limited Liability Company Agreement of Exterran GP as set forth in this Item 6 are qualified in their entirety by reference to the Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed October 26, 2006, which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits
99.1	First Amended and Restated Agreement of Limited Partnership of Exterran Partners, L.P., as amended (including specimen unit certificate for the Common Units) (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2008).

99.2	Amended and Restated Limited Liability Company Agreement of Exterran GP LLC (formerly UCO GP, LLC) (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 26, 2006).

99.3	Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: November 12, 2009

EXTERRAN HOLDINGS, INC.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXTERRAN ENERGY CORP.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXTERRAN GENERAL HOLDINGS LLC
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EES GP, L.P.
By:	Exterran Energy Corp., its general partner

By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXTERRAN HOLDINGS HL LLC
By:	/s/ Kari L. Johnson
	Name:	Kari L. Johnson
	Title:	Manager

EXTERRAN HL LLC
By:	/s/ Kari L. Johnson
	Name:	Kari L. Johnson
	Title:	Manager

EXTERRAN ENERGY SOLUTIONS, L.P.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXH MLP LP LLC
By:	/s/ Pamela Jasinski
	Name:	Pamela Jasinski
	Title:	Manager

EXH GP LP LLC
By:	/s/ Pamela Jasinski
	Name:	Pamela Jasinski
	Title:	Manager

EXTERRAN GP LLC
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President and General Counsel

EXTERRAN GENERAL PARTNER, L.P.
By:	Exterran GP LLC, its general partner

By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President and General Counsel

Schedule 1
Listed Persons
(As of November 12, 2009)
Executive Officers of Exterran Holdings, Inc.
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting
Citizenship: USA
Amount Beneficially Owned: 177
Name: D. Bradley Childers
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 1,294
Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 112,968
Name: Joseph G. Kishkill
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Name: David S. Miller
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations Services
Citizenship: USA
Amount Beneficially Owned: 10,835

Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary
Citizenship: USA
Amount Beneficially Owned: 3,196
Directors of Exterran Holdings, Inc.
Name: Janet F. Clark
Principal Occupation: Executive Vice President and Chief Financial Officer, Marathon Oil Company
Citizenship: USA
Amount Beneficially Owned: 0
Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer of Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 112,968
Name: Uriel E. Dutton
Principal Occupation: Of Counsel, Fulbright & Jaworski L.L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Gordon T. Hall
Principal Occupation: Chairman of the Board, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: J.W.G. “Will” Honeybourne
Principal Occupation: Managing Director, First Reserve Corporation
Citizenship: USA
Amount Beneficially Owned: 0
Name: John E. Jackson
Principal Occupation: Chairman, Chief Executive Officer and President, Price Gregory Services, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Mark A. McCollum
Principal Occupation: Executive Vice President and Chief Financial Officer of Halliburton Company
Citizenship: USA
Amount Beneficially Owned: 2,000

Name: William C. Pate
Principal Occupation: Chief Investment Officer and Managing Director, Equity Group Investments, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Stephen M. Pazuk
Principal Occupation: Chief Financial Officer and Treasurer, Drive Thru Technology, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Christopher T. Seaver
Principal Occupation: Chief Executive Officer and Chairman of the Board of Hydril Company
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Exterran Energy Corp.
Name: Syed Sami Ahmad
Principal Occupation: Vice President, Treasurer
Citizenship: USA
Amount Beneficially Owned: 0
Name: J. Michael Anderson
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: Michael Bent
Principal Occupation: Controller
Citizenship: USA
Amount Beneficially Owned: 500
Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting
Citizenship: USA
Amount Beneficially Owned: 177
Name: Kevin Bourbonnais
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 1,780
Name: Bradley D. Childers
Principal Occupation: President
Citizenship: USA
Amount Beneficially Owned: 1,294

Name: Ernie L. Danner
Principal Occupation: Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 112,968
Name: David K. Egbert
Principal Occupation: Vice President, Real Estate
Citizenship: USA
Amount Beneficially Owned: 0
Name: Suzanne B. Kean
Principal Occupation: Vice President and Assistant Secretary
Citizenship: USA
Amount Beneficially Owned: 0
Name: Gerald Meinecke
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 12,500
Name: Greek Rice
Principal Occupation: Vice President, Tax
Citizenship: USA
Amount Beneficially Owned: 677
Name: Robert E. Rice
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 184
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations Services
Citizenship: USA
Amount Beneficially Owned: 10,835
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary
Citizenship: USA
Amount Beneficially Owned: 3,196

Directors of Exterran Energy Corp.
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: D. Bradley Childers
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 1,294
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 3,196
Executive Officers of Exterran General Holdings LLC
Name: Syed Sami Ahmad
Principal Occupation: Vice President, Treasurer
Citizenship: USA
Amount Beneficially Owned: 0
Name: J. Michael Anderson
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: Michael Bent
Principal Occupation: Controller
Citizenship: USA
Amount Beneficially Owned: 500
Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting
Citizenship: USA
Amount Beneficially Owned: 177
Name: Kevin Bourbonnais
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 1,780

Name: D. Bradley Childers
Principal Occupation: President
Citizenship: USA
Amount Beneficially Owned: 1,294
Name: Ernie L. Danner
Principal Occupation: Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 112,968
Name: David K. Egbert
Principal Occupation: Vice President, Real Estate
Citizenship: USA
Amount Beneficially Owned: 0
Name: Suzanne B. Kean
Principal Occupation: Vice President and Assistant Secretary
Citizenship: USA
Amount Beneficially Owned: 0
Name: Gerald Meinecke
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 12,500
Name: Greek Rice
Principal Occupation: Vice President, Tax
Citizenship: USA
Amount Beneficially Owned: 677
Name: Robert E. Rice
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 184
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations Services
Citizenship: USA
Amount Beneficially Owned: 10,835
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary
Citizenship: USA
Amount Beneficially Owned: 3,196

Managers of Exterran General Holdings LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: D. Bradley Childers
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 1,294
Executive Officers of EES GP, L.P.
None.
Executive Officers of Exterran Holdings HL LLC
Name: J. Michael Anderson
Principal Occupation: President
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: Khristina L. Griffin
Principal Occupation: Assistant Secretary and Assistant Treasurer
Citizenship: USA
Amount Beneficially Owned: 0
Name: Darryl E. Smith
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Name: Mary E. Stawikey
Principal Occupation: Secretary and Treasurer
Citizenship: USA
Amount Beneficially Owned: 0
Managers of Exterran Holdings HL LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 11,370

Name: Khristina L. Griffin
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Name: Kari L. Johnson
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Exterran HL LLC
Name: J. Michael Anderson
Principal Occupation: President
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: Khristina L. Griffin
Principal Occupation: Assistant Secretary and Assistant Treasurer
Citizenship: USA
Amount Beneficially Owned: 0
Name: Darryl E. Smith
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Name: Mary E. Stawikey
Principal Occupation: Secretary and Treasurer
Citizenship: USA
Amount Beneficially Owned: 0]
Managers of Exterran HL LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: Khristina L. Griffin
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0

Name: Kari L. Johnson
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Exterran Energy Solutions, L.P.
Name: Steven E. Abernathy
Principal Occupation: Vice President, QHSE and North America Operations Services
Citizenship: USA
Amount Beneficially Owned: 0
Name: Syed Sami Ahmad
Principal Occupation: Vice President, and Treasury
Citizenship: USA
Amount Beneficially Owned: 0
Name: J. Michael Anderson
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: Michael Bent
Principal Occupation: Corporate Controller
Citizenship: USA
Amount Beneficially Owned: 500
Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting
Citizenship: USA
Amount Beneficially Owned: 177
Name: Kevin Bourbonnais
Principal Occupation: Vice President, North American Operations
Citizenship: USA
Amount Beneficially Owned: 1,780
Name: Bill Bowers
Principal Occupation: Director, Water Solutions Business Line
Citizenship: USA
Amount Beneficially Owned: 0
Name: Paul A. Burkhart
Principal Occupation: Vice President, Financial Planning and Analysis
Citizenship: USA
Amount Beneficially Owned: 0

Name: D. Bradley Childers
Principal Occupation: President, North America
Citizenship: USA
Amount Beneficially Owned: 1,294
Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 112,968
Name: David K. Egbert
Principal Occupation: Director, Global Real Estate
Citizenship: USA
Amount Beneficially Owned: 0
Name: Michael B. Flathers
Principal Occupation: Vice President, Global Engineering
Citizenship: USA
Amount Beneficially Owned: 0
Name: Jeff Jacobson
Principal Occupation: Vice President, Strategic Planning
Citizenship: USA
Amount Beneficially Owned: 4,900
Name: Suzanne B. Kean
Principal Occupation: Vice President, Chief Compliance Officer, Deputy General Counsel and Assistant Secretary
Citizenship: USA
Amount Beneficially Owned: 0
Name: Joseph G. Kishkill
Principal Occupation: President, Latin America
Citizenship: USA
Amount Beneficially Owned: 0
Name: Larry Lucas
Principal Occupation: Vice President, Capital Allocations and Risk Analysis
Citizenship: USA
Amount Beneficially Owned: 0
Name: Gerald Meinecke
Principal Occupation: Vice President, Procurement and Compression Services
Citizenship: USA
Amount Beneficially Owned: 12,500

Name: Chris M. Michel
Principal Occupation: Senior Vice President, Global Human Resources
Citizenship: USA
Amount Beneficially Owned: 0
Name: David Oatman
Principal Occupation: Vice President, Investor Relations
Citizenship: USA
Amount Beneficially Owned: 1,567
Name: Robert W. Price
Principal Occupation: Vice President, Latin America Operations
Citizenship: USA
Amount Beneficially Owned: 1,000
Name: Ray Purtzer
Principal Occupation: Vice President, North America Fleet Operations
Citizenship: USA
Amount Beneficially Owned: 4,500
Name: Greek Rice
Principal Occupation: Vice President, Tax
Citizenship: USA
Amount Beneficially Owned: 677
Name: Robert E. Rice
Principal Occupation: Vice President, North America Operations
Citizenship: USA
Amount Beneficially Owned: 184
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations
Citizenship: USA
Amount Beneficially Owned: 10,835
Name: Kirk E. Townsend
Principal Occupation: Vice President, Sales, North America
Citizenship: USA
Amount Beneficially Owned: 10,152
Name: Grady Walker
Principal Occupation: Vice President, Eastern Hemisphere Manufacturing
Citizenship: USA
Amount Beneficially Owned: 0

Name: Mike Wasson
Principal Occupation: Director, New Ventures
Citizenship: USA
Amount Beneficially Owned: 500
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary
Citizenship: USA
Amount Beneficially Owned: 3,196
Name: Chris Werner
Principal Occupation: Vice President, Manufacturing
Citizenship: USA
Amount Beneficially Owned: 0
Name: Stephen P. York
Principal Occupation: Vice President, Business Technology
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of EXH MLP LP LLC
None.
Managers of EXH MLP LP LLC
Name: Pamela A. Jasinski
Principal Occupation:
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of EXH GP LP LLC
None.
Managers of EXH GP LP LLC
Name: Pamela A. Jasinski
Principal Occupation:
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Exterran GP LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 11,370

Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting
Citizenship: USA
Amount Beneficially Owned: 177
Name: D. Bradley Childers
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 1,294
Name: Ernie L. Danner
Principal Occupation: Chairman of the Board, President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 112,968
Name: David S. Miller
Principal Occupation: Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 0
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 10,835
Name: Donald C. Wayne
Principal Occupation: Vice President and General Counsel
Citizenship: USA
Amount Beneficially Owned: 3,196
Directors of Exterran GP LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 11,370
Name: D. Bradley Childers
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 1,294
Name: James G. Crump
Principal Occupation: Retired partner, PricewaterhouseCoopers
Citizenship: USA
Amount Beneficially Owned: 2,000

Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 112,968
Name: George S. Finley
Principal Occupation: Retired Senior Vice President — Finance and Administration and Chief Financial Officer, Baker Hughes Incorporated
Citizenship: USA
Amount Beneficially Owned: 1,607
Name: David S. Miller
Principal Occupation: Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,835
Name: Edmund P. Segner
Principal Occupation: Professor in the Practice of Civil Engineering Management at Rice University, Houston, Texas
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Exterran General Partner, L.P.
None.

*	Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.

EXHIBIT INDEX
99.1	First Amended and Restated Agreement of Limited Partnership of Exterran Partners, L.P., as amended (including specimen unit certificate for the Common Units) (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2008).

99.2	Amended and Restated Limited Liability Company Agreement of Exterran GP LLC (formerly UCO GP, LLC) (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 26, 2006).

99.3	Joint Filing Statement (filed herewith).